Mail Stop 3561

March 12, 2010

Via Fax & U.S. Mail

Mr. Donnie Smith
Chief Executive Officer
Tyson Foods Inc.
2200 Don Tyson Parkway
Springdale, Arkansas 72762-6999

> **Re:** **Tyson Foods Inc.**
> **Form 10-K for the year ended October 3, 2009**
> **Filed November 23, 2009**
> **File No. 1-14704**

Dear Mr. Smith:

We have reviewed your letter dated March 1, 2010 in response to our letter dated February 17, 2010 and have the following additional comments.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Management's Discussion and Analysis
Critical Accounting Estimates
Impairment of goodwill and other intangible assets

1. We note from your response to our prior comment number one that at the time of filing your Form 10-K for the fiscal year ended October 3, 2009, your chicken and beef reporting units were the only material reporting units at risk of failing step one of the impairment test. In this regard, please explain to us in greater detail why you believe the assumptions used in your impairment analysis, including operating margins in future years that were in excess of the annual margins realized in the most recent year, and fair value estimates for these reporting units that assumed normalized operating margin assumptions and improved operating efficiencies based on long-term expectations in the beef and chicken industries, were appropriate.

Your response to us should include, but not be limited to, the reasons why your assumptions with respect to operating margins had not been revised in light of the lower actual results experienced in connection with the aforementioned facts and circumstances and your basis for using normalized operating margins based on historical patterns and particularly in light of the recent economic environment. Finally, please advise us of the impact on fair value of the beef and chicken reporting units had you assumed operating margins within the range of actual results. We may have further comment upon reviewing your response.

You may contact Effie Simpson at (202) 551-3346, or Jean Yu, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3750 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Dennis Leatherby, CFO
(479) 757-6514